

June 30, 2011

Via E-mail
Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II, Hsinchu Science Park,
Hsinchu City, Taiwan, Republic of China

> **Re:** **United Microelectronics Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 29, 2011**
> **File No. 1-15128**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 89

1. We note your disclosure regarding your officers' conclusions about the effectiveness of the company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, that definition must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, in future filings you may remove that definition.

Item 18. Financial Statements, page 94

Note 2. Summary of Significant Accounting Policies, page F-10

2.   We note that as of December 31, 2010, under R.O.C. GAAP, the company is consolidating several less-than majority owned subsidiaries. Please explain to us how management is accounting for these subsidiaries under U.S. GAAP, including ASC 810.

3.   Further, for purposes of providing an information content that is substantially similar to U.S. GAAP, please disclose in future filings the accounting principles used in the preparation of the company's financial statements, including the consolidation principles applied and the reasons for consolidation of the less-than majority owned subsidiaries. The disclosure should allow an investor to clearly understand why the registrant controls the companies. Please provide us with your proposed disclosure.

Note 34. U.S GAAP Reconciliation, page F-71

4.   We note from your disclosures on page F-59 that the matter related to the company's unauthorized investment in Mainland China is currently under review by the Supreme Administrative Court. Please explain how management considered the disclosures required by ASC 450-20-50-4.

 (12) Inventory, page F-87

5.   Please tell us the differences you would reflect in your financial statements for the periods presented to reflect the difference between R.O.C. GAAP and U.S. GAAP related to the subsequent reversal of inventory write downs. On page F-8 you reflect a recovery in the market value of your inventory of NT$2,415 million in 2009. On page F-25 you disclose that you recorded gains of NT$2,597 million on the recovery of market value of inventories in 2009.

6.   You disclose that you record inventories at the lower of cost or *net realizable value* under R.O.C. GAAP and using the lower of cost or *market* under U.S. GAAP. Please tell us why you did not discuss or quantify the difference between R.O.C. GAAP and U.S. GAAP for this difference.

Reconciliation of Consolidated Net Income (Loss), page F-88
Reconciliation of Consolidated Stockholders' Equity, page F-90

7.   Please explain why your reconciliation begins with net income (loss) attributable to the company under R.O.C. GAAP and not the net income of the company. Explain why you presented a single item to include the net loss attributable to noncontrolling interests. Refer to Item 17(c)(2)(i) of Form 20-F.

8.   Please tell us why there is no reconciling item shown for taxes. Please note that all reconciling items should be presented gross with a separate adjustment for taxes.

9.   It appears that you may be presenting adjustments that impact several financial statement captions as one reconciling item. Please note that you should disclose the impact on each caption for adjustments that impact several captions, such as purchase accounting. Please tell us how you considered this in your presentation.

10.   Further, please note that adjustments for items such as property and equipment should be presented gross with separate disclosure of the amounts of accumulated depreciation. Please tell us how you considered this in your presentation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant

cc: Peter Courture